                                              UNITED STATES
                                    SECURITIES AND EXCHANGE COMMISSION
                                          WASHINGTON, D.C. 20549
                                         _________________________

                                                 FORM T-1

                                STATEMENT OF ELIGIBILITY and QUALIFICATION
                                UNDER THE TRUST INDENTURE ACT OF 1939 OF A
                                 CORPORATION DESIGNATED TO ACT AS TRUSTEE
                                         _________________________

                     |X| CHECK IF AN APPLICATION TO DETERMINE ELIGIBILITY OF A TRUSTEE
                                      PURSUANT TO SECTION 305(b)(2)

                                    LASALLE BANK NATIONAL ASSOCIATION
                           (Exact name of trustee as specified in its charter)

                                                36-0884183
                                             (I.R.S. Employer
                                           Identification No.)

                            135 South LaSalle Street, Chicago, Illinois 60603
                           (Address of principal executive offices) (Zip Code)

                                         _________________________

                                         Willie J. Miller, Jr.
                                      Group Senior Vice President
                                  Chief Legal Officer and Secretary
                                     Telephone: (312) 904-2018
                                   135 South LaSalle Street, Suite 925
                                         Chicago, Illinois 60603
                        (Name, address and telephone number of agent for service)

                                         _________________________

                               Structured Asset Mortgage Investments II Inc
                           (Exact name of obligor as specified in its charter)

                      Delaware                                                30-0183252
           (State or other jurisdiction of                                (I.R.S. Employer
           incorporation or organization)                               Identification No.)

                 383 Madison Avenue
                 New York, New York                                            10179
       (Address of principal executive offices)                              (Zip Code)

                                         _________________________

                                Thornburg Mortgage Securities Trust 2007-3
                                   Mortgage-Backed Notes, Series 2007-3
                                   (Title of the indenture securities)

ITEM 1.  GENERAL INFORMATION*

Furnish the following information as to the trustee:

         (a)      Name and address of each examining or supervising authority to which it is subject.

                  1.       Comptroller of the Currency, Washington D.C.

                  2.       Federal Deposit Insurance Corporation, Washington, D.C.

                  3.       The Board of Governors of the Federal Reserve Systems, Washington, D.C.

         (b)      Whether it is authorized to exercise corporate trust powers.

                           Yes.

ITEM 2.  AFFILIATIONS WITH THE OBLIGOR.

If the obligor is an affiliate of the trustee, describe each such affiliation.

                                              Not Applicable

ITEM 3. VOTING SECURITIES OF THE TRUSTEE

Furnish the following information as to each class of voting securities of the trustee:  As of
___________________(insert date within 31 days).

                                              Not Applicable

ITEM 4. TRUSTEESHIPS UNDER OTHER INDENTURES

If the Trustee is a trustee under another indenture under which any other securities, or certificates of interest or participation in any other securities, of the obligor are outstanding, furnish the following information:
(a)      Title of the securities outstanding under each such other indenture
(b)      A brief statement of the facts relied upon on as a basis for the claim that no conflicting interest within the meaning of Section 310 (b) (1) of the Act arises as a result of the trusteeship under any such other indenture, including a statement as to how the indenture securities will rank as compared with the securities issued under such other indenture.

                                              Not Applicable

ITEM 5. INTERLOCKING DIRECTORATES AND SIMILAR RELATIONSHIPS WITH THE OBLIGOR OR UNDERWRITERS.

If the trustee or any of the directors or executive officers of the trustee is a director, officer, partner, employee, appointee, or representative of the obligor or of any underwriter for the obligor, identify each such person having any connection and state the nature of such condition.

                                              Not Applicable

ITEM 6. VOTING SECURITIES OF THE TRUSTEE OWNED BY THE OBLIGOR OR ITS OFFICIALS.

Furnish the following information as to the voting securities of trustee owned beneficially by the obligor and each director, partner and executive officer of the obligor:
         As of_____________________________(Insert Date within 31 days).

                                              Not Applicable

ITEM 7. VOTING SECURITIES OF THE TRUSTEE OWNED BY UNDERWRITERS OR THEIR OFFICIALS.

Furnish the following information as to the voting securities of the trustee owned beneficially by each underwriter for the obligor and each director, partner, and executive officer of such underwriter:
         As of_____________________________(Insert date within 31 days).

                                              Not Applicable

ITEM 8.  SECURITIES OF THE OBLIGOR OWNED OR HELD BY THE TRUSTEE.

Furnish the following information as to securities of the obligor owned beneficially or held as collateral security for obligations in default by the trustee:
         As of_____________________________(Insert date within 31 days).

                                              Not Applicable

ITEM 9. SECURITIES OF UNDERWRITERS OWNED OR HELD BY THE TRUSTEE.

If the trustee owned beneficially or holds as collateral security for obligations in default any securities on an underwriter for the obligor, furnish the following information as to each class of securities of such underwriter any of which are so owned or held by the trustee:
         As of_____________________________(Insert date within 31 days).

                                              Not Applicable

ITEM 10. OWNERSHIP OR HOLDINGS BY THE TRUSTEE OF VOTING SECURITIES OF CERTAIN AFFILIATES OR SECURITY
          HOLDERS OF THE OBLIGOR.

If the trustee owns beneficially or holds as collateral security for obligations in default voting securities of a person who, to the knowledge of the trustee (1) owns 10 percent or more of the voting securities of the obligor or (2) is an affiliate, other than a subsidiary, of the obligor, furnish the following information as to the voting securities of such person:
         As of_____________________________(Insert date within 31 days).

                                              Not Applicable

ITEM 11. OWNERSHIP OR HOLDINGS BY THE TRUSTEE OF ANY SECURITIES OF A PERSON OWNING 50 PERCENT OR MORE OF
          THE VOTING SECURITIES OF THE OBLIGOR.

If the trustee owns beneficially or holds as collateral security for obligations in default any securities of a person who, to the knowledge of the trustee owns 50 percent or more of the voting securities of the obligor, furnish the following information as to each class of securities of such person any of which are so owned or held by the trustee:
         As of_____________________________(Insert date within 31 days).

                                              Not Applicable

ITEM 12. INDEBTEDNESS OF THE OBLIGOR TO THE TRUSTEE

Except as noted in the instructions, if the obligor is indebted to the trustee, furnish the following information:
         As of_____________________________(Insert date within 31 days).

                                              Not Applicable

ITEM 13. DEFAULTS BY THE OBLIGOR.

(a)      State whether there is or has been a default with respect to the securities under this indenture. Explain the nature of any such default.
(b)      If the trustee under another indenture under which any other securities, or certificates of interest or participation in any other securities, of the obligor are outstanding, or is trustee for more than one outstanding series of securities under the indenture, state whether there has been a default under any such indenture or series, identify the indenture or series affected, and explain the nature of any such default.

                                              Not Applicable

ITEM 14. AFFILIATIONS WITH THE UNDERWRITERS.

If any underwriter is an affiliate of the trustee, describe each such affiliation

                                              Not Applicable

ITEM 15. FOREIGN TRUSTEE.

Identify the order or rule pursuant to which the foreign trustee is authorized to act as sole trustee under indentures qualified under the act.

                                              Not Applicable

ITEM 16. LIST OF EXHIBITS.

List below all exhibits filed as part of this statement of eligibility and qualification.

                  1.       A copy of the Articles of Association of LaSalle Bank National  Association now
                           in effect.  (incorporated  herein by reference to Exhibit 1 filed with Form T-1 filed with the Current  Report on Form 8-K,  dated June 30,  2004,  in File No.
                           333-61691).

                  2.       A copy of the  certificate  of  authority  to commence  business  (incorporated herein by  reference  to Exhibit 2 filed  with Form T-1 filed with the  Current
                           Report on Form 8-K, dated June 28, 2005, in File No. 333-61691).

                  3.       A copy of the  authorization to exercise  corporate trust powers  (incorporated herein by  reference  to Exhibit 3 filed  with Form T-1 filed with the  Current
                           Report on Form 8-K, dated June 29, 2000, in File No. 333-61691).

                  4.       A copy of the existing By-Laws of LaSalle Bank National Association

                  5.       Not applicable.

                  6.       The consent of the trustee  required by Section  321(b) of the Trust  Indenture
                           Act of 1939 (incorporated  herein by reference to Exhibit 6 filed with Form T-1 filed with the Current  Report on Form 8-K,  dated June 29,  2000,  in File No.
                           333-61691).

                  7.       A copy of the latest report of condition of the trustee  published  pursuant to law or the requirements of its supervising or examining authority.

                  8.       Not applicable.

                  9.       Not applicable.

                                                         SIGNATURE

Pursuant to the  requirements  of the Trust  Indenture  Act of 1939,  the trustee,  LaSalle Bank  National
Association,  a  corporation  organized and existing  under the laws of the United States of America,  has duly caused this statement of eligibility  to be signed on its behalf by the  undersigned,  thereunto duly authorized, all in the City of Chicago, State of Illinois, on the 26 day of July, 2007.

                                                               LASALLE BANK NATIONAL ASSOCIATION

                                                                  By:      /s/ Rita Lopez
                                                                       Rita Lopez
                                                                       Vice President

Exhibit 1

                                         ARTICLES OF ASSOCIATION
                                                    OF
                                    LASALLE BANK NATIONAL ASSOCIATION

                             as Amended and Restated, effective June 30, 2004

FIRST.  The title of this association shall be LaSalle Bank National Association.

SECOND.  The main office of the association  shall be in Chicago,  County of Cook, State of Illinois.  The
general business of the association shall be conducted at its main office and its branches.

THIRD.  The board of  directors  of this  association  shall  consist  of not less than five nor more than twenty-five  persons,  the exact number to be fixed and  determined  from time to time by  resolution of a majority of the full board of directors or by resolution of a majority of the voting  shareholders  at any annual or  special  meeting  thereof.  Each  director,  during  the full term of his or her  directorship, shall own a minimum of $1,000  aggregate par value of stock of this  association or a minimum par,  market value or equity interest of $1,000 of stock in the bank holding company controlling this association.

Any vacancy in the board of  directors  may be filled by action of a majority of the  remaining  directors between  meetings of  shareholders;  provided,  however,  that the board of directors may not increase the number of directors to a number which:  (1) exceeds by more than two the number of directors  last elected by voting  shareholders  where the number was 15 or less;  and (2) exceeds by more than four the number of directors last elected by voting  shareholders  where the number was 16 or more, but in no event shall the number of directors exceed 25.

FOURTH.  There shall be an annual  meeting of the voting  shareholders  to elect  directors  and  transact whatever  other  business may be brought  before the  meeting.  It shall be held at the main office or any other  convenient place the board of directors may designate,  on the day of each year specified  therefor in the bylaws,  or if that day falls on a legal holiday in the state in which the  association is located, on the next  following  banking day. If no election is held on that day, it may be held on any  subsequent day according to such lawful rules as may be prescribed by the board of directors.

Nominations  for  election  to the  board of  directors  may be made by the board of  directors  or by any shareholder  of any  outstanding  class of capital  stock of the bank  entitled  to vote for  election  of directors.

FIFTH. The authorized amount of capital stock of this association  shall be (i) eight million  (8,000,000)
shares  of  common  stock,  par  value $10 per share  ("Common  Stock"),  and (ii) five  hundred  thousand
(500,000)  shares of Class C preferred  stock,  par value  $1,000 per share  ("Class C Preferred  Stock").
Said capital  stock may be increased or decreased  from time to time,  according to the  provisions of the laws of the United States.

No holders of shares of the capital  stock of any class of the  Association  shall have any  preemptive or preferential  right of  subscription  to any  shares  of any class of stock,  whether  now or  hereinafter authorized,  or to any  obligations  convertible  into stock of the  association,  issued or sold, nor any right of  subscription  to any  thereof  other  than  such,  if any,  as the  Board of  Directors,  in its discretion,  may from time to time  determine  and at such prices as the Board of Directors  may from time to time fix.

The association, at any time and from time to time, may authorize and issue debt obligations whether or not subordinated, without the approval of the shareholders.

I.       The designations, powers, preferences and rights of the Class C Preferred Stock are as follows:

         (a)      Designation; Par Value; Number of Shares.

                  (i)      The  designation of such series of Preferred  Stock shall be "Class C Preferred
Stock  (hereinafter  referred to as the "Class C Preferred  Stock")  and the number of  authorized  shares constituting  the Class C Preferred  Stock is Five Hundred  Thousand  (500,000).  No fractional  shares of
Class C Preferred  Stock shall be issued.  The Class C  Preferred  Stock shall be deemed a separate  class of Preferred Stock apart from any other series of Preferred Stock.

                  (ii)     The Class C  Preferred  Stock  shall have a par value of One  Thousand  Dollars
($1,000.00) per share.

                  (iii)    Any shares of Class C Preferred  Stock which at any time have been  redeemed by the Bank shall,  after such  redemption,  have the status of authorized  but unissued  shares of Preferred
Stock,  without  designation  as to  series  until  such  shares  are once  more  designated  as part of a particular series of Preferred Stock by the Board of Directors.

         (b)      Dividends.

                  (i)

                           1.       Holders of shares of Class C  Preferred  Stock  shall be  entitled  to receive noncumulative cash dividends,  payable quarterly in arrears,  when, as and if declared by the Board of Directors,  or a duly authorized  committee thereof,  out of funds legally available therefor,  from the date of original  issuance of such shares to and including  December 15, 2001 and for each  dividend  period  commencing  on  December  15, 2001 and on each March 15, June 15,
         September 15 and December 15 thereafter  and ending on and  including the day next  preceding the first day of the next dividend period (being  hereinafter  referred to as a "Dividend Period") at a variable rate equal to 65% of  Three-Month  LIBOR plus 25 basis points  (.25%) reset  quarterly in perpetuity.

         "Three-Month  LIBOR" for any Dividend  Period means the rate for deposits in U.S.  dollars having a term of three months,  commencing on the first day of such  Dividend  Period (a "Reset  Date"), which appears on Page 3750 on Bridge  Telerate Inc. or any successor  page (the  "Telerate  LIBOR

                                                           2

         Page") at  approximately  11:00 a.m.,  London  time,  on the day that is two London  banking days preceding  such Reset Date.  If such rate does not appear on the  Telerate  LIBOR Page,  the rate for such Reset Date will mean the rate at which  deposits  in U.S.  dollars  are  offered by four major banks in the London interbank market (the "Reference  Banks") at approximately  11:00 a.m.,
         London  time,  on the day that is two  London  banking  days  preceding  such Reset Date to prime banks in the London  interbank  market for a period of three  months  commencing  from such Reset
         Date and in a  representative  amount.  The Bank and its agents will request the principal London office of each of the  Reference  Banks to  provide a  quotation  of such  rate.  If at least two such  quotations are provided,  the rate for such Reset Date will be the  arithmetic  mean of the quotations.  If fewer than two  quotations  are  provided as  requested,  the rate for such Reset
         Date will be the  arithmetic  mean of the rates  quoted by three  major  banks in New York  City, selected by the Bank or its agents,  at  approximately  11:00 a.m.,  New York City time,  on such
         Reset  Date for loans in U.S.  dollars  to leading  European  banks for a period of three  months commencing on such Reset Date and in a representative amount.

                           2.       Dividends  as provided  for in this  Section (b) shall accrue from the date of  original  issuance  and  shall be  payable  when,  as and if  declared  by the  Board of
         Directors,  or a duly authorized  committee  thereof,  out of funds legally  available  therefor, quarterly  in arrears on each  March 15,  June 15,  September  15 and  December  15 in each year, commencing  December  15, 2001 (each,  a "Dividend  Payment  Date"),  to the holders of record on such  respective  dates.  No interest,  or sum of money in lieu of interest,  shall be payable in respect of any dividend that is not paid when it accrues.

                  (ii)     Dividends on shares of Class C Preferred Stock shall be  noncumulative  so that if a  dividend  on the  shares of Class C  Preferred  Stock with  respect  to any  Dividend  Period is not declared by the Board of Directors,  or any duly authorized  committee  thereof,  then the Bank shall have no  obligation  at any time to pay a dividend on the shares of Class C Preferred  Stock in respect of such
Dividend  Period.  Holders  of the  shares  of  Class C  Preferred  Stock  shall  not be  entitled  to any dividends,  whether payable in cash, property or stock, in excess of the noncumulative  dividends declared by the Board of Directors,  or a duly authorized  committee thereof, as set forth herein.  Notwithstanding anything  contained herein to the contrary,  if a dividend on any shares of Class C Preferred Stock is not declared by the Board of Directors,  or any duly  authorized  committee  thereof,  no adjustments  thereon shall be payable for such Dividend Period.

                  (iii)    No full  dividends  shall be  declared  or paid or set apart for payment on any share of any series of Preferred  Stock or any share of any other class of stock,  or series  thereof,  in any such case ranking on a parity with or junior to the Class C Preferred  Stock as to  dividends,  unless full  dividends  for the then  current  Dividend  Period  on the  Class C  Preferred  Stock  have  been or contemporaneously  are  declared  and paid or declared and a sum  sufficient  for the payment  thereof set apart for such  payment.  When  dividends  are not paid in full upon the Class C  Preferred  Stock and any other series of Preferred Stock or any other class of stock,  or series thereof,  in any such case ranking on a parity with the Class C Preferred  Stock as to  dividends,  in any such case all  dividends  declared upon the Class C Preferred  Stock and such other  series or class of stock  shall be declared  pro rata so

                                                           3

that the amount of dividends  declared  per share on the Class C Preferred  Stock and such other series or class of stock  shall in all cases bear the same  ratio that  accrued  dividends  per share  (which in the case of the Class C  Preferred  Stock  shall not  include any  accumulation  in respect of  undeclared  or unpaid  dividends for prior  Dividend  Periods  unless  previously  declared and without  interest) on the
Class C Preferred Stock and on such other series or class of stock bear to each other.

                  (iv)     So long as any shares of Class C Preferred Stock shall be  outstanding,  unless full dividends on all  outstanding  shares of Class C Preferred Stock shall have been declared and paid or set apart for  payment for the  immediately  preceding  Dividend  Period and except as provided in Section
(b)(iii),  (i) no  dividend  (other  than a  dividend  in Common  Stock or in any other  stock of the Bank ranking  junior  to the  Class  C  Preferred  Stock  as to  dividends  and  distribution  of  assets  upon liquidation,  dissolution  or winding up) shall be declared  and paid or set aside for  payment,  or other distribution  declared  or made,  on the  Common  Stock or on any other  stock  ranking  junior to or on a parity  with  Class C  Preferred  Stock as to  dividends  or  distribution  of  assets  upon  liquidation, dissolution  or winding  up, and (ii) no shares of Common  Stock or shares of any other  stock of the Bank ranking junior to or on a parity with Class C Preferred  Stock as to dividends or  distribution  of assets upon  liquidation,  dissolution or winding up shall be redeemed,  purchased or otherwise  acquired for any consideration  by the  Bank or any  subsidiary  of the  Bank  (nor  shall  any  moneys  be paid to or made available for a sinking or other fund for the redemption,  purchase or other  acquisition of any shares of any such  stock),  other than by  conversion  into or exchange  for Common Stock or any other stock of the
Bank  ranking  junior  to  Class C  Preferred  Stock as to  dividends  and  distribution  of  assets  upon liquidation, dissolution or winding up.

         (c)      Redemption.

                  (i)      Issued and  outstanding  shares of Class C Preferred  Stock are not  redeemable prior to December  15,  2006.  On and after such date,  the shares of the Class C Preferred  Stock will be redeemable  at the option of the Bank,  in whole or in part,  at any time or from time to time on not more than 60 days'  notice at $1,000 per share plus an amount  equal to accrued  and unpaid  dividends  for the then-current  Dividend  Period,  if  declared  (without  accumulation  of any unpaid  dividends  for prior
Dividend  Periods  unless  previously  declared and without  interest)  to the date fixed for  redemption;
provided,  however,  that in the case of a  redemption  in part,  no holder's  shares shall be redeemed if after giving effect to such  redemption  such holder would hold fewer than 250 shares of Class C Preferred
Stock.  Redemptions of the Class C Preferred Stock shall be in aggregate increments of $250,000.

                  (ii)

                           1.       In the event the Bank shall redeem shares of Class C Preferred  Stock, notice of such redemption shall be given by first-class  mail,  postage prepaid,  mailed not more than 60 days prior to the date fixed for  redemption,  to each  holder of record of the shares to be redeemed,  at such  holder's  address as the same appears on the books of the Bank.  Each such notice  shall  state:  (A) the  date fixed for  redemption;  (B) the  number of shares of Class C
         Preferred  Stock to be redeemed  and,  if less than all of the shares of Class C Preferred  Stock

                                                           4

         held by such holder are to be redeemed,  the number of such shares (and the  certificate  numbers of such  shares) to be redeemed  from such  holder;  (C) the  redemption  price  (specifying  the amount of accrued  and unpaid  dividends  to be  included  therein)  and the manner in which such redemption  price is to be paid and  delivered;  (D) the place or places where  certificates  for such shares are to be surrendered  for payment of the  redemption  price;  (E) that  dividends on the shares to be redeemed will cease to accrue as of the date fixed for  redemption;  and (F) the provision  hereunder  pursuant to which such  redemption  is being made.  No defect in the notice
         of  redemption  or  in  the  mailing   thereof  shall  affect  the  validity  of  the  redemption proceedings,  and the failure to give  notice to any holder of shares of Class C Preferred  Stock to be so  redeemed  shall not affect the  validity  of the notice  given to the other  holders of shares of Class C Preferred Stock to be so redeemed.

                           2.       Notice  having  been so mailed as  aforesaid,  from and after the date fixed  for  redemption  (unless  default  shall be made by the Bank in  providing  funds  for the payment of the redemption  price),  dividends  shall cease to accumulate on the shares of Class C
         Preferred  Stock  (except  the  right to  receive  from the Bank  the  redemption  price  against delivery of such shares, but without  interest),  and such shares shall no longer be deemed to be outstanding.  The Bank's  obligation to provide funds in accordance  with the preceding  sentence shall be deemed  fulfilled  if, on or before  12:00  noon,  Chicago  time,  on the date fixed for redemption,  the Bank shall either set aside adequate funds to effect such  redemption or deposit such funds with any bank or trust company  organized  and in good standing  under the laws of the
         United  States  and the State of  Delaware  that was  named in the  notice  of  redemption,  with instructions  that such funds be distributed  to the respective  holders of shares of the Class C
         Preferred Stock to be redeemed on endorsement and surrender of their certificates.

                           3.       If such notice of redemption  shall have been duly mailed and if on or before the redemption date specified  therein the funds necessary for such redemption  shall have been set aside or  deposited  by the Bank for the pro rata  benefit of the  holders of the shares of Class C Preferred  Stock called for  redemption,  then,  notwithstanding  that any certificate for shares of Class C Preferred  Stock so called for redemption  shall not have been  surrendered for  cancellation,  from and  after the time of such  deposit,  all  shares of Class C  Preferred
         Stock so called for redemption  shall no longer be deemed to be  outstanding  and all rights with respect to such shares of Class C Preferred  Stock shall  forthwith  cease and terminate,  except for the right of the holders  thereof to receive the  redemption  price from the Bank at any time after the time the funds were deposited or set aside by the Bank, without any interest thereon.

                           4.       Any  interest  accrued on funds set aside or  deposited by the Bank in connection  with any  redemption  of shares of Class C Preferred  Stock shall be paid to the Bank from time to time and the holders of any such  shares to be  redeemed  with such money shall have no claim to any such  interest.  Any funds set aside or  deposited  by the Bank and  unclaimed at the end of two years from any  redemption  date shall be repaid or  released  to the Bank,  after

                                                           5

         which the holder or holders of shares of Class C Preferred  Stock so called for redemption  shall look only to the Bank for payment of the redemption price, without any interest thereon.

                  (iii)    Upon  surrender  in  accordance  with such  notice of the  certificate  for any shares to be redeemed (properly  endorsed or assigned for transfer),  such shares shall be redeemed by the
Bank at the applicable  redemption  price.  If less than all the  outstanding  shares of Class C Preferred
Stock are to be  redeemed,  such  shares  shall be  redeemed  on a pro rata  basis  (with  adjustments  to eliminate fractions).

                  (iv)     In no event  shall  the Bank  redeem  less than all the  outstanding  shares of
Class C Preferred Stock unless  dividends for the  then-current  Dividend Period (without  accumulation of any accrued and unpaid  dividends  for prior  Dividend  Periods  unless  previously  declared  and without interest) to the date fixed for  redemption  shall have been declared and paid or set apart for payment on all  outstanding  shares of Class C Preferred  Stock;  provided,  however,  that the  foregoing  shall not prevent,  if otherwise  permitted,  the purchase or acquisition by the Bank of shares of Class C Preferred
Stock  pursuant  to a tender or  exchange  offer made on the same terms to holders of all the  outstanding shares of Class C Preferred  Stock and mailed to the holders of record of all such  outstanding  shares at such holders'  addresses as the same appear on the books of the Bank;  and provided  further that if some, but less than all, of the shares of Class C Preferred  Stock are to be  purchased  or  otherwise  acquired pursuant  to such  tender or  exchange  offer and the number of shares so  tendered  exceeds the number of shares so to be  purchased  or otherwise  acquired by the Bank,  the shares of Class C Preferred  Stock so tendered  shall be purchased or otherwise  acquired by the Bank on a pro rata basis (with  adjustments  to eliminate  fractions)  according  to the number of such shares duly  tendered by each holder so  tendering shares of Class C Preferred Stock for such purchase or exchange.

                  (v)      Notwithstanding  anything  contained  herein  to  the  contrary,  any  optional redemption  of shares of Class C  Preferred  Stock will be subject  to the  approval  of the Office of the
Comptroller of the Currency unless at such time its approval is not required.

         (d)      Liquidation Preference.

                  (i)      In the  event of any  voluntary  or  involuntary  liquidation,  dissolution  or winding up of the Bank,  the  holders of shares of Class C  Preferred  Stock  shall be entitled to receive out of the assets of the Bank available for  distribution  to  stockholders,  before any  distribution  of assets  shall be made to the  holders of shares of Common  Stock or of any other  class or series of stock ranking  junior to the Class C Preferred  Stock as to such a  distribution,  an amount  equal to $1,000.00 per share,  plus an amount equal to any accrued and unpaid  dividends  (whether or not  declared)  for the then-current  Dividend  Period  (without  accumulation  of any  accrued  and  unpaid  dividends  for prior
Dividend Periods,  unless previously  declared and without interest) to the date fixed for payment of such distribution.

                  (ii)     If upon any voluntary or involuntary liquidation,  dissolution or winding up of the Bank,  the amounts  payable with respect to shares of Class C Preferred  Stock and shares of any other class or series of stock of the Bank  ranking on a parity with the Class C Preferred  Stock as to any such distribution  are not paid in full,  the holders of shares of Class C  Preferred  Stock and the holders of

                                                           6

shares of such other class or series of stock shall share  ratably in any such  distribution  of assets of the Bank in proportion to the respective full preferential amounts to which they are entitled.

                  (iii)    After  payment to the holders of shares of Class C Preferred  Stock of the full preferential  amounts  provided  for in this Section (d), the holders of such shares shall not be entitled to any further participation in any distribution of assets by the Bank.

                  (iv)     The  consolidation or merger of the Bank with or into any other  corporation or corporations,  or the  sale,  lease or  conveyance  of all or  substantially  all the  assets of the Bank, whether for cash,  shares of stock,  securities  or  properties,  shall not be regarded as a  liquidation, dissolution or winding up of the Bank within the meaning of this Section (d).

         (e)      Conversion  and  Exchange.  The holders of shares of Class C  Preferred  Stock shall not have any rights to convert  such shares into or to exchange  such shares for shares of Common  Stock,  any other  class or classes  of  capital  stock (or any other  security)  or any other  series of any class or classes of capital stock (or any other security) of the Bank.

         (f)      Voting Rights.

                  (i)      Holders  of shares of Class C  Preferred  Stock  shall  have no voting  rights, either  general or  special,  except as  expressly  provided by  applicable  law or as  specified  in this
Section (f).

                  (ii)     So long as any shares of Class C Preferred  Stock remain  outstanding,  without the  consent of the holders of shares  entitled  to cast at least a majority  of the votes  entitled to be cast by the holders of the total number of shares of Class C Preferred Stock then  outstanding,  voting as a class,  with the holders of shares of Class C Preferred  Stock being entitled to cast one vote per share thereon (based on a liquidation  preference of $1,000.00 per share),  the Bank may not alter or change the provisions  of the Articles of  Association,  as amended from time to time,  or the By-laws of the Bank so as to adversely  affect the voting power,  preferences or special rights of the holders of shares of Class
C  Preferred  Stock  or such  other  series  of  Preferred  Stock;  provided,  however,  that if any  such alteration or change would  adversely  affect the voting power,  preferences or special rights of only the shares of Class C Preferred  Stock,  then such  alteration or change may be effected only with the consent of at least  two-thirds  of the  holders  of shares of Class C  Preferred  Stock  then  outstanding;  and, provided,  further,  that an increase in the authorized  amount of Preferred  Stock or the creation of any class or series of stock  ranking on parity with or junior to the shares of Class C Preferred  Stock as to dividends and/or  distributions of assets upon liquidation,  dissolution or winding up shall not be deemed to adversely  affect the voting power,  preferences  or special rights of the holders of shares of Class C
Preferred  Stock.  The foregoing  voting  provisions  shall not apply if, at or prior to the time when the act with  respect to which such voting would  otherwise  be required  occurs,  all  outstanding  shares of
Class C Preferred  Stock shall have been (x) redeemed or called for redemption and sufficient  funds shall have  been set aside or  deposited  by the Bank to effect  such  redemption  in  accordance  with  Section
(c)(ii)(2) or (c)(ii)(3) hereof, or (y) purchased or otherwise acquired and canceled.

                                                           7

         (g)      Priority as to Certain  Distributions.  As a series of  Preferred  Stock,  the shares of
Class  C  Preferred  Stock  shall  be  entitled  to  such  rights  and  priorities,  and  subject  to such limitations, as to dividends as are set forth in these resolutions and in the Articles of Association.
         (h)      Sinking  Fund.  No sinking  fund shall be provided  for the  purchase or  redemption  of shares of the Class C Preferred Stock.

         (i)      Ranking.  For  purposes  hereof,  any  class or  series  of  stock of the Bank  shall be deemed to rank:

                  (i)      prior to the Class C Preferred  Stock as to dividends or distribution of assets upon  liquidation,  dissolution  or winding up, if the  holders of such class or series  shall be entitled to the receipt of dividends or of amounts  distributable  upon liquidation,  dissolution or  winding  up,  as the case  may be,  in  preference  or  priority  to the  holders  of Class C
         Preferred Stock;

                  (ii)     on a parity with the Class C Preferred  Stock as to dividends  or  distribution of assets  upon  liquidation,  dissolution  or winding  up,  whether or not the  dividend  rates,
         Dividend  Payment  Dates,  redemption  prices or  liquidation  preferences  per share thereof are different  from those of the Class C Preferred  Stock,  if the holders of such class or series of stock and of the Class C Preferred  Stock shall be  entitled  to the receipt of  dividends  or of amounts  distributable  upon  liquidation,  dissolution  or  winding  up,  as the case may be, in proportion to their respective  dividend amounts or liquidation  preferences,  without preference or priority to the holders of Class C Preferred Stock; and

                  (iii)    junior  to the Class C  Preferred  Stock as to  dividends  or  distribution  of assets upon  liquidation,  dissolution  or winding up, if such stock shall be Common  Stock or if the holders of the Class C Preferred  Stock shall be entitled to the receipt of  dividends  or of amounts  distributable  upon  liquidation,  dissolution  or  winding  up,  as the case may be, in preference or priority to the holders of shares of such class or series.

         (j)      Exclusion  of  Other  Rights.  Unless  otherwise  required  by law,  shares  of  Class C
Preferred Stock shall not have any rights,  including  preemptive  rights, or preferences other than those specifically set forth herein or as provided by applicable law.

         (k)      Notices.  All  notices  or  communications  relative  to the  Class C  Preferred  Stock, unless  otherwise  specified  in the By-laws of the Bank,  shall be  sufficiently  given if in writing and delivered in person or mailed by first-class  mail,  postage prepaid.  Notice shall be deemed given on the earlier of the date received or the date such notice is mailed.

         (l)      Miscellaneous.  The Board of Directors may interpret  the  provisions  hereof to resolve any  inconsistency  or  ambiguity  which may arise or be revealed and if such  inconsistency  or ambiguity reflects an  inaccurate  provision  hereof,  the Board of  Directors  may, in  appropriate  circumstances, authorize the filing of a Certificate of Correction pursuant to applicable law.

         (m)      Change in Number of Shares.  Unless  otherwise  provided in the Articles of  Association and subject to  applicable  law, the Board of  Directors  may increase or decrease the number of shares of

                                                           8

this Series of Preferred  Stock  subsequent  to the  issuance of shares of this series,  but not below the number of shares of Class C Preferred Stock then outstanding.

         (n)      Unit  Restrictions.  The  shares of Class C  Preferred  Stock  shall be offered in units consisting of at least 250 shares (minimum $250,000  aggregate  liquidation  preference).  In no event may fewer than all of a holder's  shares be  transferred  unless  thereafter  such  holder  retains,  and each transferee holds, at least 250 shares of Class C Preferred Stock.

         (o)      Captions.   The  captions  and  headings  set  forth  in  these  designations,   powers,
preferences  and rights of the Class C Preferred  Stock are for  convenience of reference only and are not a part of, nor shall they affect the interpretation or construction of, these Articles.

SIXTH. The board of directors shall appoint one of its members  president of this  association,  who shall be  chairperson  of the board,  unless the board  appoints  another  director to be the  chairperson.  The board of  directors  shall have the power to appoint one or more vice  presidents,  a secretary  who shall keep minutes of the directors and shareholders  meeting and be responsible for  authenticating the records of the  association  and such other  officers and employees as may be required to transact the business of this  association.  A duly  appointed  officer may appoint one or more  officers or assistant  officers if authorized by the board of directors in accordance with the bylaws.

The board of  directors  shall have the power to define the duties of the  officers  and  employees of the association;  dismiss  officers and  employees;  require  bonds from officers and employees and to fix the penalty  thereof;  regulate  the manner in which any increase of the capital of the  association  shall be made;  manage and administer the business and affairs of the  association;  make all bylaws that it may be lawful for the board to make;  and  generally  to perform all acts that are legal for a board of directors to perform.

SEVENTH.  The board of  directors  shall have the power to change the  location  of the main office to any other place  within the limits of Chicago,  without the approval of the  shareholders,  and shall have the power to  establish  or change the  location  of any branch or branches  of the  association  to any other location permitted under applicable law, without the approval of the shareholders.

EIGHTH.  The corporate  existence of this  association  shall continue until  terminated  according to the laws of the United States.

NINTH.  The  board of  directors  of this  association,  or any one or more  shareholders  owning,  in the aggregate, not less than fifty percent of the voting stock of this association, may call a special meeting of voting  shareholders at any time.  Unless otherwise  provided by the laws of the United
States,  a notice of the time,  place,  and  purpose  of every  annual and  special  meeting of the voting shareholders  shall be given by first-class  mail,  postage prepaid,  mailed at least 10 days prior to the date of the meeting to each  voting  shareholder  of record at his/her  address as shown upon the books of this association.

                                                           9

TENTH.  To the full extent  permitted  by the General  Corporation  Law of the State of Delaware or by any
other  applicable  laws  presently or hereafter  in effect and subject to the  provisions  of this article
Tenth,  the  association  may  indemnify any person who was or is a party or threatened to be made a party
to  any  threatened,   pending  or  completed  action,  suit  or  proceeding,   whether  civil,  criminal,
administrative  or  investigative  (other than an action by or in the right of the  association) by reason of the fact that he or she is or was a director,  officer, employee or agent of the association,  or is or was  serving at the  request of the  association  as a  director,  officer,  employee  or agent of another company,  partnership,  joint venture,  trust or other enterprise,  against expenses,  including  attorney fees,  judgments,  fines and amounts paid in settlement  actually and reasonably incurred by the person in connection  with such action,  suit or  proceeding  if he or she acted in good faith and in a manner he or she  reasonably  believed to be in or not opposed to the best  interests  of the  Association,  and,  with respect to any criminal  action or proceeding,  had no reasonable  cause to believe his or her conduct was unlawful,  provided no  director,  officer,  employee  or agent of the  association  shall be  indemnified against any  expenses,  penalties or other  payments  incurred in an  administrative  proceeding or action instituted by an appropriate  bank  regulatory  agency  resulting in a final order  assessing  civil money penalties or requiring  affirmative  action by an  individual  or  individuals  in the form of payments to this  association.  The  termination  of any action,  suit or proceeding by judgment,  order,  settlement, conviction,  or upon a plea of no contest or its  equivalent,  shall not, of itself,  create a presumption that the person did not act in good faith and in a manner  which he or she  reasonably  believed  to be in or not opposed to the best  interests  of the  association,  and with  respect to any  criminal  action or proceeding, did not have reasonable cause to believe that his or her conduct was unlawful.

To the full  extent  permitted  by the  General  Corporation  Law of the State of Delaware or by any other applicable  laws  presently or hereafter in effect and subject to the  provisions  of this article  Tenth, the  association  shall  indemnify any person who was or is a party or is threatened to be made a party to any  threatened,  pending or completed  action or suit by or in the right of the  association to procure a judgment  in its favor by reason of the fact that he or she is or was a  director,  officer,  employee  or agent of the association,  or is or was serving at the request of the association as a director,  officer, employee or agent of another corporation,  partnership,  joint venture, trust or other enterprise, against expenses,  including  attorneys'  fees,  actually and  reasonably  incurred by him in connection  with the defense or  settlement  of such  action or suit if he or she acted in good faith and in a manner he or she reasonably  believed to be in or not opposed to the best interests of the  association  and except that no indemnification  shall be made in  respect of any claim,  issue or matter as to which  such  person  shall have been  adjudged to be liable for  negligence  or  misconduct  in the  performance  of this duty to the association  unless and only to the extent that the court in which such  action or suit was brought  shall determine upon application  that,  despite the adjudication of liability but in view of all  circumstances of the case,  such person is fairly and  reasonably  entitled to indemnity  for such  expenses  which such court shall deem proper,  provided no director,  officer,  employee or agent of the  association  shall be indemnified  against any expenses,  penalties or other payments incurred in an  administrative  proceeding or action  instituted by an appropriate bank regulatory  agency resulting in a final order assessing civil money  penalties or requiring  affirmative  action by an individual or individuals in the form of payments to this  association,  and under  circumstances  in which he or she would be entitled  to  indemnification under this article Tenth,  no director of the  association  shall be personally  liable to the association

                                                           10

or its  stockholders  for or with respect to any acts or omissions in the performance of his or her duties as a director of the association.

Any  indemnification  under this article Tenth unless ordered by a court shall be made by the  association only as  authorized  in the specific  case upon a  determination  that  indemnification  of the  director, officer,  employee  or agent is  proper  in the  circumstances  because  he or she has met the  applicable standard  of  conduct  set forth in this  article  Tenth.  Such  determination  shall be made:  (a) by the board of directors by a majority  vote of a quorum  consisting  of Directors  who were not parties to such action,  suit or proceeding;  (b) if such a quorum is not obtainable,  or even if obtainable,  a quorum of disinterested  Directors so directs,  by  independent  legal counsel in a written  opinion;  or (c) by the voting shareholders.

Expenses,  including  attorneys'  fees,  incurred  in  defending  a  civil  or  criminal  action,  suit or proceeding,  shall be paid by the association in advance of the final disposition of such action,  suit or proceeding  as authorized in the manner  provided in the third  subparagraph  of this article Tenth herein upon receipt of an undertaking by or on behalf of the director,  officer,  employee or agent to repay such amount  unless it shall  ultimately  be  determined  that he or she is entitled to be  indemnified  by the association as authorized in this article Tenth.

The  indemnification  provided by this article Tenth shall not be deemed  exclusive of any other rights to which any  person may be  entitled  under any  bylaw,  agreement  vote of  shareholders  or  disinterested directors or otherwise,  both as to action in his official  capacity and as to action in another  capacity while  holding such office,  and shall  continue as to a person who has ceased to be a director,  officer, employee or agent and shall  inure to the benefit of the heirs,  executors  and  administrators  of such a person.

The  association  shall have power to purchase  and  maintain  insurance on behalf of any person who is or was a  director,  officer,  employee or agent of the  association,  or is or was serving at the request of the  association as a director,  officer,  employee or agent of another  corporation,  partnership,  joint venture,  trust or other enterprise  against any liability asserted against him and incurred by him in any such capacity or arising out of his status as such,  whether or not the  association  would have the power to indemnify him against such liability  under the provisions of this article Tenth,  provided,  the power of the  association  to purchase and maintain  insurance as herein  provided  shall not include  insurance with respect to expenses,  penalties or other  payments of a director,  officer,  employee or agent of the association  incurred  in an  administrative  proceeding  or  action  instituted  by an  appropriate  bank regulatory  agency  resulting in a final order assessing  civil money  penalties or requiring  affirmative action by such individual or individuals in the form of payments to this association.

For  purposes  of this  article,  references  to "the  association"  shall  include,  in  addition  to the surviving association or corporation,  any merging or consolidating  association or corporation (including any association or corporation  having merged or consolidated with a merging or consolidating  association or corporation)  absorbed in a merger or  consolidation  which,  if its separate  existence had continued, would have had the power and  authority to indemnify its  directors,  officers,  employees and agents,  so that  any  person  who was a  director,  officer,  employee  or  agent of such  merging  or  consolidating association or  corporation,  or was serving at the request of such merging or  consolidating  association

                                                           11

or  corporation  as  a  director,  officer,  employee  or  agent  of  another  association,   corporation,
partnership,  joint  venture,  trust or other  enterprise,  shall  stand in the same  position  under  the provisions of this article with respect to the surviving  association  or corporation as such person would have with respect to such merging association or corporation if its separate existence had continued.

For purposes of this article,  references to "other  enterprises"  shall include  employee  benefit plans, references to "fines"  shall  include any excise  taxes,  assessed on a person with respect to an employee benefit plan; and references to "serving at the request of the  association"  shall include any service as a director,  officer,  employee or agent of the association  which imposes duties on, or involves services by,  such  director,  officer,  employee,  or  agent  with  respect  to  an  employee  benefit  plan,  its participants, or beneficiaries.

The  invalidity or  unenforceability  of any provision of this article Tenth shall not affect the validity or enforceability of the remaining provisions of this article Tenth.

ELEVENTH.  These  articles  of  association  may be  amended  at any  regular  or  special  meeting of the shareholders  by the  affirmative  vote  of  the  holders  of a  majority  of the  voting  stock  of  this association,  unless the vote of the holders of a greater  amount of stock is required by law, and in that case by the vote of the holders of such greater amount.

                                                           12

LASALLE BANK
ABN AMRO

                                    LASALLE BANK NATIONAL ASSOCIATION

                                         SECRETARY'S CERTIFICATE

I, Carol L. Tenyak, do certify that I am the Secretary of LaSalle Bank National Association (the

"Bank") and that the attached Amended and Restated Articles of Association of LaSalle Bank

National Association (the "Articles") were duly approved by the Board of Directors of the Bank at a meeting of said Board of Directors held on March 20, 2003, and by unanimous written consent of the Stockholders of the Bank dated March 20, 2003.

I further certify that said Articles of Association became effective on June 30, 2004 and remain in effect as of the date of this certification.

IN  WITNESS  WHEREOF,  I have  hereunto  set my hand and the  corporate  seal of the Bank this 29th day of
October, 2005.

                                                     /s/ Carol L. Tenyak
                                                     Carol L. Tenyak, Deputy General Counsel,
                                                     Group Senior Vice President and Secretary

Exhibit 2

Comptroller of the Currency
Administrator of National Banks
Washington, DC 20219

                                        CERTIFICATE OF CORPORATE EXISTENCE

I, Julie L. Williams, Acting Comptroller of the Currency, do hereby certify that:

1.        The Comptroller of the Currency, pursuant to Revised Statutes 324, et seq., as amended, 12 U.S.C. 1, et seq., as amended, has possession, custody and control of all records pertaining to the chartering of all National
Banking Associations.

2.        "LaSalle Bank National Association," Chicago, Illinois, (Charter No. 14362) is a National Banking
Association formed under the laws of the United States and is authorized thereunder to transact the business of banking on the date of this Certificate.

                  IN TESTIMONY WHEREOF, I have hereunto subscribed my name and caused my seal of office to be affixed to these presents at the Treasury Department in the City of Washington and District of
                  Columbia, this June 28, 2005.

(Seal)                                      /s/ Julie L. Williams
                                            Acting Comptroller of the Currency

Exhibit 3

Comptroller of the Currency
Administrator of National Banks
Washington, D.C. 20219

                                       Comptroller of the Currency
                                 Treasury Department of the United States
                                             Washington, D.C.

WHEREAS, LaSal1e Bank National Association, located in Chicago, Illinois, being a national banking association, organized under the statutes of the United States, has made application for authority to act as fiduciary;

AND WHEREAS, applicable provisions of the statutes of the United States authorize the grant of such authority.

NOW THEREFORE, I hereby certify that the said association is authorized to act in all fiduciary capacities permitted by such statutes.

                                            IN TESTIMONY WHEREOF, witness my signature and seal of the
                                            OCC this 30th day of April, 1999

                                            /s/ David J. Rogers
                                            David J. Rogers
                                            National Bank Examiner

(Seal)
                                              CHARTER NUMBER
                                                  14362

                                                                     As amended and restated July 21, 2005

Exhibit 4

                                                  BYLAWS

                                                    OF

                                    LASALLE BANK NATIONAL ASSOCIATION

                            (a National Banking Association which association
                        is herein referred to as the "bank" or the "association")

                                                ARTICLE I

                                       MEETINGS OF THE SHAREHOLDERS

         SECTION 1.1.  ANNUAL MEETING.  The regular annual meeting of the shareholders to elect directors and transact whatever other business may properly come before the meeting, shall be held at the main office of the association, 135 South LaSalle Street, Chicago, Illinois, at 8:30 A.M. on the
third Wednesday of May of each year, or at such other place, within or without the state in which the bank's main office is located, or time as the board of directors may designate.  Notice of the meeting shall be mailed, postage prepaid, or sent by confirmed facsimile, at least 10 days and no more than 60 days prior to the date thereof, addressed to each shareholder at the address, or facsimile number (as the case may be), appearing on the books of the association.  If, for any cause, an election of directors is not made on that date, an election shall be held on some subsequent day, as soon thereafter as practicable but within 60 days of the date fixed, to be designated by the board of directors, or, if the directors fail to fix the date, by shareholders representing two-thirds of the shares.

         SECTION 1.2.  SPECIAL MEETINGS.  Except as otherwise specifically provided by statute, special meetings of the shareholders may be called for any purpose at any time by the board of directors or by shareholders owning, in the aggregate, not less than fifty percent of the stock of the association.
Every such special meeting, unless otherwise provided by law, shall be called by mailing, postage prepaid, or sent by confirmed facsimile, not less than 10 days prior nor more than 60 days prior to the date fixed for the meeting, to each shareholder at the address, or facsimile number (as the case may
be), appearing on the books of the association, a notice stating the purpose of the meeting.

The board of directors may fix a record date for determining shareholders entitled to notice and to vote at any meeting, in reasonable proximity to the date of giving notice to the shareholders of such meeting.  The record date for determining shareholders entitled to demand a special meeting is the date the first shareholder signs a demand for the meeting describing the purpose or purposes for which it is to be held.

A special meeting may be called by shareholders or the board of directors to amend the Articles of
Association or Bylaws, whether or not such Bylaws may be amended by the board in the absence of shareholder approval.

If an annual or special shareholders' meeting is adjourned to a different date, time or place, notice need not be given of the new date, time or place, if the new date, time or place is announced at the meeting before adjournment, unless any additional items of business are to be considered, or the association becomes aware of an intervening event materially affecting any matter to be voted on more than 10 days prior to the date to which the meeting is adjourned.  If a new record date for the adjourned meeting is fixed, however, notice of the adjourned meeting must be given to persons who are shareholders as of the new record date.

         SECTION 1.3  NOMINATIONS OF DIRECTORS.  Nominations for election to the board of directors may be made by the board of directors or by any stockholder of any outstanding class of capital stock of the association entitled to vote for the election of directors.  Nominations, other than those made by or on behalf of the existing management of the association, shall be made in writing and shall be delivered or mailed to the president of the association not less than 14 days nor more than 50 days prior to any meeting of shareholders called for the election of directors; provided, however, that if less than 21 days' notice of the meeting is given to shareholders, such nomination shall be mailed or delivered to the president of the association no later than the close of business on the seventh day following the day on which the notice of meeting was mailed.  Such notification shall contain the following information to the extent known to the notifying shareholder:

         (1)      The name and address of each proposed nominee.

         (2)      The principal occupation of each proposed nominee.

         (3)      The total number of shares of capital stock of the association that will be voted for each proposed nominee.

         (4)      The name and residence address of the notifying shareholder.

         (5)      The number of share of capital stock of the association owned by the notifying shareholder.

Nominations not made in accordance herewith may, in his/her discretion, be disregarded by the chairperson of the meeting, and upon his/her instructions, the vote tellers may disregard all votes cast for each such nominee.

         SECTION 1.4.  JUDGES OF ELECTION.  Every election of directors shall be managed by three judges who shall be appointed by the board of directors.  The judges of election shall hold and conduct the election at which they are appointed to serve.  After the election, they shall file with the Secretary a certificate signed by them, certifying the result thereof and the names of the directors elected.  The judges of election, at the request of the chairperson of the meeting, shall act as tellers of any other vote by ballot taken at such meeting, and shall certify the result thereof.

         SECTION 1.5.  PROXIES.  Shareholders may vote at any meeting of the shareholders by proxies duly authorized in writing, but no officer or employee of this association shall act as proxy.  Proxies shall be valid only for one meeting, to be specified therein, and any adjournments of such meeting.
Proxies shall be dated and filed with the records of the meeting.  Proxies with facsimile signatures may be used, and unexecuted proxies may be counted upon receipt of a written confirmation from the shareholder.  Proxies meeting the above requirements submitted at any time during a meeting shall be accepted.

         SECTION 1.6.  QUORUM.  A majority of the outstanding capital stock, represented in person or by proxy, shall constitute a quorum at any meeting of shareholders, unless otherwise provided by law, or by

                                                     2

the shareholders or directors pursuant to section 10.2; but less than a quorum may adjourn any meeting, from time to time, and the meeting may be held, as adjourned, without further notice.  A majority of the votes cast shall decide every question or matter submitted to the shareholders at any meeting, unless otherwise provided by law or by the articles of association, or by the shareholders or directors pursuant to section 9.2.

         SECTION 1.7.      WRITTEN CONSENT OF SHAREHOLDERS IN LIEU OF MEETING.  To the extent permitted by law, any action that may be taken at any meeting of shareholders may be taken without a meeting, without prior notice, if a consent in writing, setting forth the action so taken, shall be signed by all the holders of outstanding shares entitled to vote thereon.

                                                ARTICLE II

                                                DIRECTORS

         SECTION 2.1.  BOARD OF DIRECTORS.  The board of directors (board) shall have the power to manage and administer the business and affairs of the association.  Except as expressly limited by law, all corporate powers of the association shall be vested in and may be exercised by the board.

         SECTION 2.2.  NUMBER.  The board shall consist of not less than five nor more than twenty-five persons, the exact number within such minimum and maximum limits to be fixed and determined from time to time by resolution of a majority of the full board or by resolution of the shareholders at any meeting thereof, or if such a resolution shall not be in effect, such number shall be five; provided however, that a majority of the full board may not increase the number of directors by more than two if the number of directors last elected by the shareholders was fifteen or less and by not more than four where the number of directors last elected by shareholders was sixteen or more, provided that in no event shall the number of directors exceed twenty five.

         SECTION 2.3.  ORGANIZATION MEETING.  The Secretary, upon receiving the certificate of the judges of the result of any election, shall notify the directors-elect of their election, and of the time at which they are required to meet at the main office of the association, or at such other place as the board may designate, to organize the new board and elect and appoint officers of the association for the succeeding year.  Such meeting shall be held on the day of the election or as soon thereafter as practicable, and, in any event, within 30 days thereof.  If, at the time fixed for such meeting, there shall not be a quorum the directors present may adjourn the meeting, from time to time, until a quorum is obtained.

         SECTION 2.4.  REGULAR MEETINGS.  The regular meetings of the board shall be held, without notice, on the such dates and at such times as shall be established annually by the board at.  Meetings shall be held at the main office or at such other place, within or without the state in which the bank's main office is located, as the board may designate. When any regular meeting of the board falls upon a holiday, the meeting shall be held on the next banking business day unless the board shall designate another day.

         SECTION 2.5.  SPECIAL MEETINGS.  Special meetings of the board may be called by the chairman of the board, the president of the association, or at the request of three or more directors.  Each member of the board shall be given notice stating the time and place by telegram, first class mail, facsimile or telephonic communications, or in person, of each special meeting.

                                                     3

         SECTION 2.6.  QUORUM.  A majority of the director positions shall constitute a quorum at any meeting, except when otherwise provided by law, or the Bylaws, but a lesser number may adjourn any meeting, from time to time, and the meeting may reconvene (as adjourned) without further notice.  If the number of directors is reduced below the number that would constitute a quorum, no business may be transacted, except selecting directors to fill vacancies in conformance with section 2.7.

         SECTION 2.7.  VACANCIES.  When any vacancy occurs among the directors, a majority of the remaining members of the board, according to the laws of the United States, may appoint a director to fill such vacancy at any regular meeting of the board or at a special meeting called for that purpose at which a quorum is present, or if the directors remaining in office constitute fewer than a quorum of the board, by the affirmative vote of a majority of all the directors remaining in office, or by shareholders at a special meeting called for that purpose, in conformance with section 1.2 of this article.  At any such shareholder meeting, each shareholder entitled to vote shall have the right to multiply the number of votes he or she is entitled to cast by the number of vacancies being filled and cast the product for a single candidate or distribute the product among two or more candidates.

A vacancy that will occur at a specific later date (by reason of a resignation effective at a later date) may be filled before the vacancy occurs, but the new director may not take office until the vacancy occurs.

         SECTION 2.8.  RETIREMENT POLICY.  A Retirement policy adopted by the board shall be applicable to directors who are not active officers of the association.

         SECTION 2.9.  WRITTEN CONSENT OF DIRECTORS IN LIEU OF MEETING.  To the extent permitted by law, any action that may be taken at any meeting of the board or any committee thereof may be taken without a meeting, without prior notice, if a consent in writing, setting forth the action so taken, shall be signed by all the members of the board or of such committee, as the case may be.

         SECTION 2.10.  DIRECTOR QUALIFYING SHARES.  Each director shall own a qualifying equity interest in the association, as required by applicable law.  In the event that directors own common stock of the association, directors assign and are deemed to have assigned the right to receive distributions (including in-kind or non-cash distributions, and/or the cash equivalent thereof) on such common stock; provided, however, that directors shall have the right to receive quarterly cash distributions, if any, on the common stock of the association and such other cash distributions as authorized by the board or an authorized committee thereof.

                                               ARTICLE III

                                         COMMITTEES OF THE BOARD

         SECTION 3.1.  APPOINTMENT AND POWERS.  The board of directors may, by resolution passed by a majority of the number of directors, designate one or more committees, by formal charter or otherwise.
Each committee shall consist of one or more of the directors of the association, and shall have and may exercise such powers and authority of the board in the management of the business and affairs of the association as shall be described in the resolution or charter designating such committee.  Any committee so designated may not:

         (1)      Authorize distributions of assets or dividends.

                                                     4

         (2)      Approve action required to be approved by shareholders.

         (3)      Fill vacancies on the board of directors or any of its committees.

         (4)      Amend the Articles of Association.

         (5)      Adopt, amend, or repeal the Bylaws.

         (6)      Authorize or approve the issuance or sale, or contract for sale, of shares, or determine the designation and relative rights, preferences, and limitations of a class or series of shares.

         SECTION 3.2.      HOLDING COMPANY COMMITTEES.  Notwithstanding section 3.1 of the bylaws, for so long as (a) the association is majority owned and controlled by LaSalle Bank Corporation, and (b) the directors of LaSalle Bank Corporation are also directors of the association, then the board of directors is authorized to delegate, by resolution passed by a majority of the number of directors, to duly empowered and authorized board committees of LaSalle Bank Corporation, such powers and authorities as are described in the LaSalle Bank Corporation resolutions or charters establishing such committees;
provided, however, that nothing in this section 3.2 shall be deemed to relieve the association's board of directors from its responsibility to manage, supervise and administer the business and affairs of the association

         SECTION 3.3.  AUDIT COMMITTEE.  There shall be an audit committee of the board composed of not less than three directors, exclusive of any active officers of the association, appointed by the board annually or more often. The duty of the audit committee shall be, at least once during each calendar year and within 15 months of the last examination, to examine or cause suitable examinations to be made by auditors responsible only to the board, of the affairs of the association.  The results of such examination shall be reported in writing to the board at the next regular meeting thereafter.  Such report shall state whether the association is in a sound condition, and whether adequate internal controls and procedures are being maintained and shall recommend to the board such changes in the manner of conducting the affairs of the association as shall be deemed advisable.  The audit committee function may be delegated to a committee of LaSalle Bank Corporation pursuant to section 3.2.

         SECTION 3.4.      TRUST COMMITTEES.  There shall be such trust committee(s) as may be described in Article V of these bylaws or as otherwise appointed by the board in accordance with these bylaws and applicable law.

                                                ARTICLE IV

                                          OFFICERS AND EMPLOYEES

         SECTION 4.1.  CHAIRMAN OF THE BOARD.  The board shall appoint one of its members to be the chairman of the board to serve at its pleasure.  The chairman of the board shall preside at all meetings of the board.  The chairman of the board shall supervise the carrying out of the policies adopted or approved by the board, and shall have general executive powers, as well as the specific powers conferred by these bylaws.  The chairman of the board shall also have and may exercise such further powers and

                                                     5

duties as from time to time may be conferred, or assigned by the board.  The chairman of the board shall be ex-officio a member of all committees, except any audit committees.

         SECTION 4.2.  VICE CHAIRMAN OF THE BOARD.  The board may appoint one or more of its members to be vice chairman of the board.  The vice-chairmen shall perform such duties as may from time to time be assigned by the board.

         SECTION 4.3.  PRESIDENT.  The board shall appoint one of its members to be the president of the association.  The president shall be the chief executive officer of the association and, in the absence of the chairman, shall preside at any meeting of the board.  The president shall have general executive powers, and shall have and may exercise any and all other powers and duties pertaining by law, regulation, or practice, to the office of president, or imposed by these bylaws. The president shall have general supervision of the business, affairs and personnel of the association and in the absence of the chairman, shall exercise the powers and perform the duties of the chairman of the board.  The president shall be ex officio a member of all committees, except the audit committee and the trust audit committee.  The president shall also have and may exercise such further powers and duties as from time to time may be conferred, or assigned by the board.

         SECTION 4.4.  CHIEF OPERATING OFFICER.  The board may appoint a chief operating officer.
The chief operating officer shall perform such duties as may from time to time be assigned by the board, the chairman of the board or president.

         SECTION 4.5.  SENIOR OFFICERS.  The board may appoint one or more executive vice presidents, group senior vice presidents, and such other senior officers as from time to time may appear to the board to be required or desirable to transact the business of the association.  Each senior officer shall have such powers and duties as may be assigned to such person by the board, the chairman of the board, or the president.

         SECTION 4.6.  OTHER OFFICERS.  The board, the chairman of the board, or the president may appoint one or more senior vice presidents, group vice presidents, first vice presidents, vice presidents, assistant vice presidents, trust officers, assistant trust officers, assistant secretaries, branch managers and assistant branch managers, and such other officers and attorneys in fact as from time to time may appear to the board, the chairman of the board, or the president, as the case may be, to be required or desirable to transact the business of the association.  Such officers, respectively, shall exercise such powers and perform such duties as pertain to their several offices or as may be conferred upon, or assigned to them by the board, the chairman of the board, or the president.

         SECTION 4.7.  SECRETARY.  The board shall appoint a secretary who shall be secretary of the board and of the association, and shall keep accurate minutes of all meetings.  The secretary shall attend to the giving of all notices required by these Bylaws; shall be custodian of the corporate seal, records, documents, and papers of the association; shall provide for the keeping of proper records of all transactions of the association; shall have and may exercise any and all other powers and duties pertaining by law, regulation, or practice, to the office of secretary, or imposed by these Bylaws; and
shall also perform such other duties as may be assigned to such person from time to time, by the board, the chairman of the board, or the president.

         SECTION 4.8.  CLERKS, EMPLOYEES AND AGENTS.  The chairman of the board, the president, or any other active officer of the association authorized by the chairman of the board, or the president, may appoint and dismiss any non-officer employee as they may deem necessary or advisable for the prompt and

                                                     6

orderly transaction of business of the association, define their duties, fix the salaries or compensation to be paid them and the conditions of their employment.

         SECTION 4.9.  SURETY BONDS.  All the active officers and employees of this association may be covered by one of the blanket form bonds customarily written by the surety companies, drawn for such an amount, and executed by such surety company, as the board may from time to time require, and duly approve; or at the discretion of the board, all such active officers and employees shall, respectively, give such bond, with such security, and in such denominations as the board may from time to time require and direct.  All bonds approved by the board shall assure the faithful and honest discharge of the respective duties of such active officer or employee and shall provide that such active officer or employee shall faithfully apply and account for all moneys, funds, valuables and property of every kind and description that may from time to time come into such person's hands or be entrusted to such person's care, and pay over and deliver the same to the order of the board or to such other person or persons as may be authorized to demand and receive the same.

         SECTION 4.10.  TERM OF OFFICE.  All officers shall hold their respective offices at the pleasure of the board, for the current year for which the board was elected and until their successors are appointed, unless they shall resign, become disqualified, or be removed; and any vacancy shall, if required by these bylaws, be filled promptly according to the provisions of these bylaws.

         SECTION  4.11.  RESIGNATION.  An officer may resign at any time by delivering notice to the association.  A resignation is effective when the notice is given unless the notice specifies a later effective date.

                                                ARTICLE V

                                            FIDUCIARY SERVICES

         SECTION 5.1.  TRUST OFFICER.  There shall be a trust officer of this association whose duties shall be to manage, supervise and direct all the fiduciary activities of the association.  Such person shall do or cause to be done all things necessary or proper in carrying on the fiduciary business of the association according to provisions of law and applicable regulations; and shall act pursuant to opinion of counsel where such opinion is deemed necessary.  Opinions of counsel shall be retained on file in connection with all-important matters pertaining to fiduciary activities.  The trust officer shall be responsible for all assets and documents held by the association in connection with fiduciary matters.

         SECTION 5.2.  TRUST AUDIT COMMITTEE.  The board shall appoint a committee of not less than two directors, including members ex-officio provided for in the other sections of these bylaws, exclusive of any active officers of the association, which shall at least once during each calendar year and within
15 months of the last such audit make suitable audits of the association's fiduciary activities or cause suitable audits to be made by auditors responsible only to the board, and at such time shall ascertain whether fiduciary powers have been administered in accordance with law, Part 9 of the Regulations of the
Comptroller of the Currency, and sound fiduciary principles.  Notwithstanding the provisions of this
Section, the board at any time may assign to the audit committee, in addition to the duties of the audit committee set forth in Section 3.3 of these bylaws, all of the duties of the trust audit committee and during such time as the audit committee is performing the duties of both committees, the trust audit

                                                     7

committee shall cease to function as a committee of the board.  The board at any time may reassign the duties provided for in this Section to the trust audit committee. The trust audit committee function may be delegated to a committee or committees of LaSalle Bank Corporation pursuant to section 3.2.

         SECTION 5.3.  FIDUCIARY FILES.  There shall be maintained in the association files all fiduciary records necessary to assure that its fiduciary responsibilities have been properly undertaken and discharged.

         SECTION 5.4.  TRUST INVESTMENTS.  Funds held in a fiduciary capacity shall be invested according to the instrument establishing the fiduciary relationship and local law.  Where such instrument does not specify the character and class of investments to be made and does not vest in the association a discretion in the matter, funds held pursuant to such instrument shall be invested in investments in which corporate fiduciaries may invest under local law.

                                                ARTICLE VI

                                       STOCK AND STOCK CERTIFICATES

         SECTION 6.1.  TRANSFERS.  Shares of stock shall be transferable on the books of the association, and a transfer book shall be kept in which all transfers of stock shall be recorded.  Every person becoming a shareholder by such transfer shall, in proportion to his or her shares, succeed to all rights of the prior holder of such shares, except in the case of director qualifying shares as described in section 2.10.  The board of directors may impose conditions upon the transfer of the stock reasonably calculated to simplify the work of the association for stock transfers, voting at shareholder meetings, and related matters, and to protect it against fraudulent transfers.

         SECTION 6.2.  STOCK CERTIFICATES.  Certificates of stock shall bear the signature of the president (which may be engraved, printed or impressed), and shall be signed manually or by facsimile process by the secretary or an assistant secretary, or any other officer appointed by the board for that purpose, to be known as an authorized officer, and the seal of the association shall be engraved thereon.  Each certificate shall recite on its face that the stock represented thereby is transferable only upon the books of the association properly endorsed.  The board of directors may adopt or use procedures for replacing lost, stolen, or destroyed stock certificates as permitted by law.

The association may establish a procedure through which the beneficial owner of shares that are registered in the name of a nominee may be recognized by the association as the shareholder.  The procedure may set forth:

         (1)      The types of nominees to which it applies.

         (2)      The rights or privileges that the association recognizes in a beneficial owner.

         (3)      How the nominee may request the association to recognize the beneficial owner as the shareholder.

         (4)      The information that must be provided when the procedure is selected.

         (5)      The period over which the association will continue to recognize the beneficial owner as the shareholder.

                                                     8

         (6)      Other aspects of the rights and duties created.

                                               ARTICLE VII

                                              CORPORATE SEAL

         The president, the cashier, the secretary or any assistant cashier or assistant secretary, trust officer or other officer thereunto designated by the board, shall have authority to affix the corporate seal to any document requiring such seal, and to attest the same.  Such seal shall be substantially in the form set forth herein.
                                              ( Impression )
                                              (     of     )
                                              (    Seal    )

                                               ARTICLE VIII

                                             INDEMNIFICATION

         SECTION 8.1.  DEFINITIONS.  For purposes of this Article, the following definitions will apply:

         (1)      Expenses include, without limitation, attorney fees and any expenses of establishing a right to indemnification under this Article.

         (2)      Losses means the total amount, which the person becomes legally obligated to pay in connection with any proceeding, including judgments, fines, amounts paid in settlement, and expenses.

         (3)      Person means any director, officer, employee or agent of the bank.

         (4)      Proceeding means any threatened, pending, or completed action or proceeding, whether civil, criminal, administrative, or investigative, and whether internal or external to the bank.

         SECTION 8.2.  THIRD PARTY ACTIONS.  The bank shall, to the fullest extent allowed by applicable law, indemnify any person who was or is a party or is threatened to be made a party to any proceeding
(other than an action by or in the right of the bank) by reason of the fact that he or she is or was a director, officer, employee or agent of the bank, or is or was serving at the request of the bank as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against losses actually and reasonably incurred by him or her in connection with such proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the bank, and, with respect to any criminal action or proceeding had no reasonable cause to believe his or her conduct was unlawful. The termination of any proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he or

                                                     9

she reasonably believed to be in or not opposed to the best interests of the bank, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his or her conduct was unlawful.

         SECTION 8.3.  ACTIONS BY OR IN THE RIGHT OF THE BANK.  The bank shall, to the fullest extent allowed by applicable law, indemnify any person who was or is a party or otherwise becomes involved in any proceeding by or in the right of the bank to procure a judgment in its favor by reason of the fact that he or she is or was a director, officer, employee or agent of the bank, or is or was serving at the request of the bank as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses actually and reasonably incurred by him or her in connection with the defense or settlement of such action or suit if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the bank and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the bank unless and only to the extent that the court in which such  proceeding was brought or any other court of competent jurisdiction shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper.

         SECTION 8.4.  SUCCESSFUL DEFENSE.  To the extent that a present or former director, officer, employee or agent of the bank substantially prevails on the merits or otherwise in defense of any proceeding referred to in Sections 8.2 or 8.3, or in defense of any claim, issue or matter therein, he or she shall be indemnified against expenses actually and reasonably incurred by him in connection therewith.

         SECTION 8.5.  DETERMINATION OF CONDUCT.  Any indemnification under Sections 8.2 and 8.3
(unless ordered by a court) shall be made by the bank only as authorized in the specific case upon a determination that indemnification of the present or former director, officer, employee or agent is proper in the circumstances because he or she has met the applicable standard of conduct set forth in
Sections 8.2 and 8.3.  Such determination shall be made, with respect to a person who is a director or officer at the time of such determination, (1) by a majority vote of the directors who were not parties to such proceeding, even though less than a quorum, or (2) by a committee of such directors designated by majority vote of such directors, even though less than a quorum, or (3) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (4) by the stockholders.

         SECTION 8.6.  INDEMNIFICATION OF CORPORATE ATTORNEY.  The association shall, to the fullest extent allowed by applicable law, indemnify any person who was or is a party or is threatened to be made a party to any proceeding (other than an action by or in the right of the association) by reason of the fact that he or she is or was (i)(a) a director, officer, employee of the association or any affiliate of the association, (b) an attorney licensed in any state, and (c) renders legal advice or services to, or issues formal or informal legal opinions for the benefit of or on behalf of, the association (a
"Corporate Attorney"), or (ii) is or was a Corporate Attorney serving at the request of the association as a director, officer, employee, agent or legal counsel of another association, corporation, partnership, joint venture, trust or other enterprise, against losses actually and reasonably incurred by him or her in connection with such proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the association and in a manner consistent with canons of ethics to which such Corporate Attorney is subject and, with respect to any criminal action or proceeding had no reasonable cause to believe his or her conduct was unlawful. The termination of any proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best

                                                     10

interests of the association, and with respect to any criminal action or proceeding, had reasonable cause to believe that his or her conduct was unlawful.

         SECTION 8.7.  ADVANCE PAYMENT.  Expenses incurred by a present or former director, officer, employee or agent in defending a proceeding shall be paid by the bank in advance of the final disposition of such proceeding upon receipt of an undertaking by or on behalf of such person to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified by the bank as authorized in this Article.  Such expenses incurred may be so paid, consistent with this Section
8.6, upon such further terms and conditions, if any, as the association deems appropriate.

         SECTION 8.8.  ARTICLE NOT EXCLUSIVE.  The indemnification and advancement of expenses provided by, or granted pursuant to, this Article shall not be deemed exclusive of any other rights to which a person seeking indemnification or advancement of expenses may be entitled under any statue, by-law, agreement, vote of shareholders or disinterested directors or otherwise, both as to action in his or her official capacity and as to action in another capacity while holding office.

         SECTION 8.9.  INSURANCE.  The bank shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the bank, or is or was serving at the request of the bank as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against him or her and incurred by him or her in any such capacity, or arising out of his or her status as such, whether or not the bank would have the power to indemnify him or her against such liability under the provisions of this Article.  To the extent such insurance is commercially available, the bank shall maintain insurance designed to cover expenses associated with administrative or civil enforcement actions which may be commenced by any federal or state banking or administrative agency.  This provision does not, however, authorize the bank to purchase insurance covering civil money penalties or judgments assessed against any person pursuant to final order by or settlement with an appropriate bank regulatory agency.

         SECTION 8.10.  MERGED AND REORGANIZED ASSOCIATIONS.  For purposes of this Article, references to "the bank" or the "association" shall include, in addition to the surviving association or corporation, any merging or consolidating association or corporation (including any association or corporation having merged or consolidated with a merging or consolidating association or corporation)
absorbed in a merger or consolidation which, if its separate existence had continued, would have had the power and authority to indemnify its directors, officers, employees and agents, so that any person who was a director, officer, employee or agent of such merging or consolidating association or corporation, or is or was serving at the request of such merging or consolidating association or corporation as a director, officer, employee or agent of another association, corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under the provisions of this Article with respect to the surviving association or corporation as such person would have with respect to such merging association or corporation if its separate existence had continued.

         SECTION 8.11.  EMPLOYEE BENEFIT PLANS.  For purposes of this Article, references to "other enterprises" shall include employee benefit plans; references to "fines" shall include any excise taxes, assessed on a person with respect to an employee benefit plan; and references to "serving at the request of the bank [or association]" shall include any service as a director, officer, employee or agent of the

                                                     11

association which imposes duties on, or involves services by, such director, officer, employee, or agent with respect to an employee benefit plan, its participants, or beneficiaries.

         SECTION 8.12.  HEIRS, EXECUTORS AND ADMINISTRATORS.  The indemnification and advancement of expenses provided by, or granted pursuant to, this Article shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of heirs, executors and administrators of such a person.

         SECTION 8.13.  CHOICE OF LAW AND SEVERABILITY.  The provisions of this Article are intended to provide indemnification and advancement of expenses for directors, officers employees and agents to the fullest extent that would be permitted by the Delaware General Corporation Law, Del. Code Ann. Tit. 8
(as may be amended from time to time) if the bank were a Delaware corporation, and shall be interpreted accordingly.  The invalidity or unenforceability of any provision of this Article VIII shall not affect the validity or enforceability of the remaining provisions.

                                                ARTICLE IX

                                         MISCELLANEOUS PROVISIONS

         SECTION 9.1.  FISCAL YEAR.  The fiscal year of the association shall be the calendar year.

         SECTION 9.2.  EXECUTION OF INSTRUMENTS.  Without limitation, all agreements, contracts, bills of sale, assignments, powers of attorney, or of substitution, indentures, mortgages, deeds, conveyances, transfers, certificates, declarations, receipts, discharges, releases, satisfactions, settlements, petitions, schedules, accounts, affidavits, bonds, debentures, notes, undertakings, proxies and other instruments or documents (including documents in connection with the purchase, sale, mortgage, exchange, lease, assignment, transfer, management or handling in any way of any property, real or personal, of any description, held or controlled by the bank, either in its own right or in any fiduciary capacity) may be signed, executed, acknowledged, verified, delivered or accepted on behalf of the association by the chairman, the vice chairmen, the president, any executive vice president, group senior vice president, senior vice president, group vice president, first vice president, vice president or assistant vice president.  Any such instruments may also be executed, acknowledged, verified, delivered or accepted on behalf of the association in such other manner and by such other officers, employees or agents as the board, the chairman, the vice chairman, the president, or the chief credit officer may from time to time direct.  The provisions of this article are supplementary to any other provision of these bylaws.

         SECTION 9.3.  RECORDS.  The articles of association, the bylaws and the proceedings of all meetings of the shareholders, the board, and standing committees of the board, shall be recorded in appropriate minute books provided for that purpose.  The minutes of each meeting shall be signed by the secretary, or other officer appointed to act as secretary of the meeting.

         SECTION 9.4       CORPORATE GOVERNANCE PROCEDURES.  To the extent not inconsistent with applicable federal banking statutes, the corporate governance procedures of the Delaware General
Corporation Law, Del. Code Ann. Tit. 8 (as may be amended from time to time) will be followed.

                                                     12

                                                ARTICLE X

                                                 BYLAWS

         SECTION 10.1.  INSPECTION.  A copy of the bylaws, with all amendments, shall at all times be kept in a convenient place at the main office of the association, and shall be open for inspection to all shareholders during banking hours.

         SECTION 10.2.  AMENDMENTS.  Except as provided by law, the bylaws may be amended, altered or repealed, at any regular or special meeting of the board, by a vote of a majority of the total number of the directors, or by consent pursuant to section 2.9.

                                                     13

Exhibit 6

LaSalle Bank National Association hereby consents in accordance with the provisions of Section 321(b) of the Trust Indenture Act of 1939, that reports of examinations by Federal, State, Territorial and
District authorities may be furnished by such authorities to the Securities and Exchange Commission upon its request therefore.

                                            LASALLE BANK NATIONAL ASSOCIATION

                                            By: /s/  Cynthia Reis
                                                     Cynthia Reis
                                                     Senior Vice President

Exhibit 7

LaSalle Bank National Association   Call Date:  12/31/2006    ST-BK:  17-1520
Chicago, IL  60603                                            CERT:   15407

Submitted to CDR on 4/30/2007 at 4:39 PM

Consolidated Report of Condition for Insured Commercial and
State-Chartered Savings Banks for March 31, 2006

All schedules are to be reported in thousands of dollars.  Unless otherwise indicated, report the amount outstanding as of the last business day of the quarter.

Schedule RC - Balance Sheet

                                                                                           Dollar Amounts in Thousands
______________________________________________________________________________________________________________________
ASSETS

1.  Cash and balances due from depository institutions (from Schedule RC-A):            RCFD
     a. Noninterest-bearing balances and currency and coin (1)                          0081            1,921,842
     b. Interest-bearing balances (2)                                                   0071            8,054
2.  Securities:
     a. Held-to-maturity securities (from Schedule RC-B, column A)                      1754            44,355
     b. Available-for-sale securities (from Schedule RC-B, column D)                    1773            20,142,854
3.  Federal funds sold and securities purchased under agreements to resell
     a. Federal funds sold in domestic offices                                          B987            129,310
     b. Securitites purchased under agreements to resell (3)                            B989            260,664
4.  Loans and lease financing receivables (from schedule RC-C)
     a. Loans and leases held for sale                                                  5369            3,461,116
     b. Loans and leases, net of unearned income                                        B528            43,180,219
     c. LESS: Allowance for loan and lease losses                                       3123            712,750
     d. Loans and leases, net of unearned income and
         allowance (item 4.b minus 4.c)                                                 B529            42,467,469
5.  Trading assets (from Schedule RC-D)                                                 3545            1,439,792
6.  Premises and fixed assets (including capitalized leases)                            2145            240,020
7.  Other real estate owned (from Schedule RC-M)                                        2150            13,234
8.  Investments in unconsolidated subsidiaries and associated companies (from
    Schedule RC-M)                                                                      2130            0
9.  Not applicable                                                                      2155
10. Intangible assets
     a. Goodwill                                                                        3163            165,599
     b. Other Intangible assets (from Schedule RC-M)                                    0426            0
11. Other assets (from Schedule RC-F)                                                   2160            4,757,499
12. Total assets (sum of items 1 through 11)                                            2170            75,051,808

________
(1)  Includes cash items in process of collection and unposted debits.
(2)  Includes time certificates of deposit not held for trading.
(3) Includes all securities resale agreements in domestic and foreign offices, regardless of maturity.

                                                                                           Dollar Amounts in Thousands
______________________________________________________________________________________________________________________
LIABILITIES
13. Deposits
     a. In domestic offices (sum of totals of                                           RCON
        columns A and C from Schedule RC-E, part I)                                     2200            39,334,984
                                                                                        RCON
         (1) Noninterest-bearing (1)                                                    6631            6,722,447
         (2) Interest-bearing                                                           6636            32,612,537
                                                                                        RCFN
     b. In foreign offices, Edge and Agreement subsidiaries, and IBFs (from
        Schedule RC-E, part II)                                                         2200            5,147,435
                                                                                        RCFN
         (1) Noninterest-bearing (1)                                                    6631            0
         (2) Interest-bearing                                                           6636            5,147,435
                                                                                        RCON
14. Federal funds purchased and securities sold under agreements to repurchase:
     a. Federal funds purchased in domestic offices (2)                                 B993            6,453,541
                                                                                        RCFD
     b. Securities sold under agreements to repurchase (3)                              B995            1,847,663
15. Trading liabilities (from Schedule RC-D)                                            3548            435,442

16. Other borrowed money (includes mortgage indebtedness and obligations under
    capitalized leases): From schedule RC-M                                             3190            11,120,832
17. Not applicable
18. Not applicable                                                                      2920            0
19. Subordinated notes and debentures (4)                                               3200            540,000
20. Other liabilities (from Schedule RC-G)                                              2930            3,055,259
21. Total liabilities (sum of items 13 through 20)                                      2948            67,935,156
22. Minority Interest in consolidated subsidiaries                                      3000            62,299

EQUITY CAPITAL
                                                                                        RCFD
23. Perpetual preferred stock and related surplus                                       3838            500,000
24. Common stock                                                                        3230            41,234
25. Surplus (exclude all surplus related to preferred stock)                            3839            2,010,375
26.  a. Retained Earnings                                                               3632            4,282,192
     b. Accumulated Other Comprehensive income.(5)                                      B530            220,552
27. Other Equity capital components (6)                                                 A130            0
28. Total equity capital (sum of items 23 through 27)                                   3210            7,054,353
29. Total liabilities, minority interest, and equity capital
    (sum of items 21, 22, and 28)                                                       3300            75,051,808

Memorandum
To be reported only with the March Report of Condition.
1.  Indicate in the box at the right the number of the statement below that best describes the most comprehensive level of auditing work performed for the bank
    by independent external auditors as of any date during 2004                         RCFD            Number
                                                                                        6724            2

1 =       Independent audit of the bank conducted in         6 =    Review of the bank's financial statements by
          accordance with generally accepted auditing               external auditors
          standards by a certified public accounting firm
          which submits a report on the bank
2 =       Independent audit of the bank's parent holding     7 =    Compilation of the bank's financial statements
          company conducted in accordance with generally            by external auditors
          accepted auditing standards by a certified
          public accounting firm which submits a report on
          the consolidated holding company (but not on the
          bank separately)
3 =       Attestation on bank management's assertion on      8 =    Other audit procedures (excluding tax
          the effectiveness of the banks internal control           preparation work)
          over financial reporting by a certified public
          accounting firm.
4 =       Directors' examination of the bank conducted in    9 =    No external audit work
          accordance with generally accepted auditing
          standards by a certified public accounting firm.
          (may be required by state chartering authority)
5 =       Directors' examination of the bank performed by
          other external auditors (may be required by
          state chartering authority)

______________
(1)  Includes total demand deposits and noninterest-bearing time and savings deposits.
(2) Report overnight Federal Home Loan Bank advances in Schedule RC, item 16 "other borrowed money."
(3) Includes all securities repurchase agreements in domestic and foreign offices, regardless of maturity.
(4)  Includes limited-life preferred stock and related surplus.
(5) Includes net unrealized holding gains (losses) on available-for-sale securities, accumulated net gains (losses) on cash flow hedges, cumulative foreign currency translation adjustments, and minimum pension liability adjustments.
(6) Includes treasury stock and unearned Employee Stock Ownership Plan shares.